FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

BANQUE CHAIX

2002 ANNUAL RESULTS

Despite the difficult economic and market conditions in France, Banque Chaix delivered further growth in the business and in earnings in 2002. Earnings were up for the eighth consecutive year.

* Operating income increased by 7.0 per cent to €65.4 million.

* Operating profits before provisions were up 10.0 per cent to €33.0 million and profit after tax increased by 5.8 per cent to €18.2 million.

* The cost:income ratio improved from 50.9 per cent to 49.5 per cent.

* Operating costs were up 4.2 per cent to €32.4 million.

* Total customer assets (savings, deposits, mutual funds and life insurance) increased by 2.2 per cent to €1.7 billion, driven by a particularly good performance in sight deposits, which were up 7.1 per cent.

* Customer loans were up 8.8 per cent to €557.5 million. The main contributors were mortgage lending and long-term business loans, which grew by 12.8 per cent to €233.2 million.

In 2002, Banque Chaix extended and upgraded its branch network. A new branch was opened in Tarascon, five branches were totally refurbished and four cash point machines were installed.

Banque Chaix also enhanced its product range with new investment and savings products for retail and business customers.

Banque Chaix is a subsidiary of CCF. CCF became a member of the HSBC Group in July 2000. With over 9,500 offices in 80 countries and territories and total assets of US$759 billion at 31 December 2002, HSBC is one of the world's largest banking and financial services organisations.

2002 Financial Highlights:

In € millions	2002	2001	%
Operating income	65.4	61.1	+7.0%
Of which net fee income	20.5	18.9	+8.5%
Operating costs	32.4	31.1	+4.2%
Operating profit before provisions	33.0	30.0	+10.0%
Provisions for bad and doubtful debts	4.5	3.6	+25.0%
Pre-tax profit	28.5	26.1	+9.2%
Profit after tax	18.2	17.2	+5.8%
Cost:income ratio %	49.5	50.9

Total assets	1,029.1	1,014.7	+1.4%
Customer loans	557.5	512.6	+8.8%
Customer deposits	841.0	841.4	-

Off-balance sheet
Mutual funds, life insurance, other funds under management	845.0	801.0	+5.5%

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: June 26, 2003